UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Valmont Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-31429	47-0351813
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15000 Valmont Plaza
Omaha, NE	68154
(Address of principal executive offices)	(Zip Code)

William E. Johnson, Chief Accounting Officer (402) 963-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Valmont Industries, Inc. is attached hereto as Exhibit 1.01 and incorporated by this reference.

A copy of this report is publicly available at www.valmont.com under "Investors — Financials — SEC Filings." Valmont's Conflict Minerals Policy is publicly available at www.valmont.com under "Investors — Governance — Documents & Charters.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Valmont Industries, Inc.
(Registrant)	Date: May 29, 2026

/s/ William E. Johnson
By: William E. Johnson
Chief Accounting Officer